July 20, 2005

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

H. Christopher Owings, Esq.

Assistant Director
United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0406

Re:                               Maidenform Brands, Inc.
Registration Statement on Form S-1, File No. 333-124228

Dear Mr. Owings:

Reference is made to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 of Maidenform Brands, Inc., as communicated verbally by Mr. Howard Baik of the Staff to Brian B. Margolis of Proskauer Rose LLP earlier this afternoon.

The Company acknowledges that:

•                  Should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

We would appreciate your prompt notification to us if you have further comments or questions.  Please contact Brian B. Margolis of Proskauer Rose LLP at (212) 969-3345 should you have any questions or additional comments.

Very truly yours,

MAIDENFORM BRANDS, INC.

/s/ Steven N. Masket
Steven N. Masket
Executive Vice President, General Counsel and Secretary

cc:                                 Howard M. Baik (Staff)

Brian B. Margolis, Esq. (Proskauer Rose LLP)

Jonathan Schaffzin, Esq. (Cahill Gordon & Reindel LLP)

Paula D. Loop (PricewaterhouseCoopers LLP)